UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2015

Palmetto Bancshares, Inc.

 (Exact name of registrant as specified in its charter)

South Carolina	0-26016	74-2235055
State or other jurisdiction of incorporation	Commission File Number	IRS Employer I.D. number

306 East North Street, Greenville, South Carolina	29601
Address of principal executive offices	Zip Code

800.725.2265

Registrant's telephone number

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT’S BUSINESS AND OPERATIONS

Item 1.01. Entry into a Material Definitive Agreement

On April 22, 2015, Palmetto Bancshares, Inc. (“Palmetto”), the holding company for The Palmetto Bank, Greenville, South Carolina, and United Community Banks, Inc. (“United”), the holding company for United Community Bank, Blairsville, Georgia, entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, Palmetto will merge with and into United (the “Merger”) and The Palmetto Bank will merge with and into United Community Bank.

Subject to certain conditions and potential adjustments, Palmetto’s shareholders will have the right to receive 0.97 shares of United’s common stock or $19.25 in cash, or a combination thereof, for each share of Palmetto common stock. The total merger consideration shall be prorated as necessary to ensure that 30% of the total outstanding shares of Palmetto common stock will be exchanged for cash and 70% of the total outstanding shares of Palmetto common stock will be exchanged for shares of United common stock in the merger. The aggregate merger consideration equals $74,004,165 and 8,970,202 shares of United's common stock. Shares of Palmetto common stock exchanged for stock will convert into shares of United common stock in a tax free exchange. Cash will also be paid in lieu of fractional shares.

The Merger Agreement has been unanimously approved by the boards of directors of each of Palmetto and United. The closing of the Merger is subject to the required approval of Palmetto’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by United with respect to the stock to be issued in the Merger, and other customary closing conditions. The parties anticipate closing the Merger during the fourth quarter of 2015.

The Merger Agreement contains usual and customary representations and warranties that Palmetto and United made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Palmetto and United and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Palmetto and United rather than to establish matters as facts.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party in the event of a breach by the other party of any representation or warranty contained in the Merger Agreement which has not been cured within 30 days and where such breach is reasonably likely to permit such party to refuse to consummate the Merger; (iii) by either party in the event that any required regulatory authority is denied by final action or any law or order prohibiting the Merger shall become final and nonappealable; (iv) by either party if the requisite Palmetto shareholder approval is not obtained; (v) by either party in the event that, under certain circumstances, the Merger shall not have been consummated by December 31, 2015 or certain conditions in the Merger Agreement have not been satisfied by February 29, 2016; (vi) by United in the event that, upon the effectiveness of United’s Registration Statement on Form S-4 with respect to the issuance of common stock to Palmetto shareholders, the Palmetto board of directors has not recommended for approval the Merger Agreement to its shareholders; (vii) by Palmetto, prior to Palmetto shareholder approval, to enter into a superior proposal; or (viii) by Palmetto in the event that United’s common stock price decreases in comparison to the specified ratio provided in the Merger Agreement, and United elects not to increase the merger consideration to be received by Palmetto shareholders. Upon termination of the Merger Agreement by Palmetto to enter into a superior proposal, Palmetto may be required to pay United a termination fee of $7.5 million.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The related joint press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Form 8-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on United’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included in Palmetto’s Form 10-K for the year ended December 31, 2014 and other documents subsequently filed by Palmetto with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither Palmetto nor United undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Form 8-K, the exhibits hereto, or any related documents, Palmetto and United claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the Merger involving Palmetto and United. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Palmetto. United also plans to file other documents with the SEC regarding the Merger with Palmetto. Palmetto will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about Palmetto and United, will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from Palmetto’s website (http://www.palmettobank.com) and United’s website (http://www.ucbi.com).

PARTICIPANTS IN THE MERGER SOLICITATION

Palmetto and United, and certain of their respective directors, executive officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Palmetto in respect of the Merger. Information regarding the directors and executive officers of Palmetto and United and other persons who may be deemed participants in the solicitation of the shareholders of Palmetto in connection with the Merger will be included in the proxy statement/prospectus for Palmetto’s special meeting of shareholders, which will be filed by United. Information about Palmetto’s directors and executive officers can also be found in Palmetto’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 1, 2015, and other documents subsequently filed by Palmetto with the SEC. Information about United’s directors and executive officers can also be found in United’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 31, 2015, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 21, 2015, Palmetto’s board of directors amended and restated Palmetto’s bylaws (the “Amended Bylaws”) to add Article IX, which requires that certain types of actions, including certain actions brought against Palmetto or its directors or officers, be brought in South Carolina courts. The foregoing description of the Amended Bylaws is qualified in its entirety by reference to the full text of the Amended Bylaws, which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

SECTION 8 – OTHER EVENTS

Item 8.01. Other Events

On April 22, 2015, Palmetto and UCBI issued a joint press release announcing the execution of the Merger Agreement. The complete text of the joint press release is attached to this report as Exhibit 99.1

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Palmetto and United dated April 22, 2015.
3.1	Amended and Restated Bylaws dated April 21, 2015.
99.1	Joint Press Release dated April 22, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PALMETTO BANCSHARES, INC.

By:

/s/ Roy D. Jones
Roy D. Jones
Chief Financial Officer

Date: April 22, 2015

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Palmetto and United dated April 22, 2015.
3.1	Amended and Restated Bylaws dated April 21, 2015.
99.1	Joint Press Release dated April 22, 2015.